SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Spark Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

84651P100
(CUSIP Number)

Osmium Partners, LLC 388 Market Street, Suite 920 San Francisco, CA 94111 Attention: John H. Lewis Telephone: (415) 362-4485

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 10 pages

CUSIP No.: 84651P100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 19,100

	8	SHARED VOTING POWER - 1,362,554

	9	SOLE DISPOSITIVE POWER - 19,100

	10	SHARED DISPOSITIVE POWER - 1,362,554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,381,654

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 10 pages

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 1,362,554

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 1,362,554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,362,554

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%

14	TYPE OF REPORTING PERSON

IA, OO

Page 3 of 10 pages

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 282,428

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 282,428

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

282,428

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

14	TYPE OF REPORTING PERSON

PN

Page 4 of 10 pages

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 850,741

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 850,741

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

850,741

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14	TYPE OF REPORTING PERSON

PN

Page 5 of 10 pages

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 129,657

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 129,657

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

129,657

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON

PN

Page 6 of 10 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Spark Networks, Inc., a Delaware corporation (the “Issuer”, the “Company” or “Spark”). This Amendment No. 1 supplements Items 4 and 7 and amends and restates in its entirety Item 5 of the Schedule 13D previously filed on March 9, 2010.

ITEM 4. Purpose of Transaction.

On August 2, 2010, Osmium Partners sent a letter to the Board of Directors of the Issuer, which, among other things, expressed Osmium Partners’ concern in two areas which it believes are affecting the Issuer’s public market valuation: (a) substantial conflicts of interest that have and will likely continue to lead to a flawed strategic review process by the Special Committee of the Board of Directors and (b) excessive management compensation that does not reflect the Issuer’s reported financial results or stock performance over the last several years. A copy of the letter from Osmium Partners is attached hereto as Exhibit 3.

ITEM 5. Interest in Securities of the Issuer.

(a)           The Reporting Persons beneficially own:

(i)	Fund I directly owns 282,428 shares of Common Stock representing 1.4% of all of the outstanding shares of Common Stock.

(ii)	Fund II directly owns 850,741 shares of Common Stock representing 4.1% of all of the outstanding shares of Common Stock.

(iii)	Fund III directly owns 129,657 shares of Common Stock representing 0.6% of all of the outstanding shares of Common Stock.

(iv)	Mr. Lewis directly owns 19,100 shares of Common Stock representing 0.09% of all of the outstanding shares of Common Stock.

(v)
Osmium Partners, as the general partner of each of the Funds and the investment manager of the Other Accounts, may be deemed to beneficially own the 1,362,554 shares of Common Stock held by them, representing 6.6% of all of the outstanding shares of Common Stock.

(vi)	Mr. Lewis may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vii)	Collectively, the Reporting Persons beneficially own 1,381,654 shares of Common Stock representing 6.7% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 20,586,544 shares of Common Stock outstanding as of May 13, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

(b)           Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and the Other Accounts (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 282,428, 850,741, 129,657 and 99,728 shares of Common Stock reported herein, respectively. Mr. Lewis has sole power to vote or direct the vote of and to dispose or direct the disposition of the 19,100 shares of Common Stock held by him.

Page 7 of 10 pages

(c)           The following Reporting Persons engaged in the following transactions on the open market with respect to the Issuer’s Common Stock:

Osmium Capital, LP

Transaction	Number of	Price	Type of
Date	Shares	per Share	Transaction
6/8/2010	125	$3.44	Purchase
6/21/2010	24	$3.59	Purchase
6/22/2010	109	$3.52	Purchase
7/2/2010	1,106	$3.33	Purchase
7/6/2010	55	$3.35	Purchase
7/12/2010	1,008	$3.15	Purchase
7/13/2010	988	$3.19	Purchase
7/22/2010	1,237	$3.24	Purchase
7/23/2010	4,926	$3.22	Purchase
7/26/2010	3,837	$3.25	Purchase
7/27/2010	2,481	$3.29	Purchase
7/28/2010	317	$3.40	Purchase

Osmium Capital II, LP

Transaction	Number of	Price	Type of
Date	Shares	per Share	Transaction
6/8/2010	375	$3.44	Purchase
6/16/2010	500	$3.64	Purchase
6/21/2010	576	$3.59	Purchase
6/22/2010	391	$3.52	Purchase
6/24/2010	300	$3.58	Purchase
7/2/2010	3,894	$3.33	Purchase
7/6/2010	145	$3.35	Purchase
7/12/2010	3,352	$3.15	Purchase
7/13/2010	2,968	$3.19	Purchase
7/22/2010	3,763	$3.24	Purchase
7/23/2010	14,874	$3.22	Purchase
7/26/2010	11,563	$3.25	Purchase
7/27/2010	7,519	$3.29	Purchase
7/28/2010	1,010	$3.40	Purchase

Other Accounts

Transaction	Number of	Price	Type of
Date	Shares	per Share	Transaction
7/7/2010	2,000	$3.25	Purchase

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 3	Letter dated August 2, 2010 to Board of Directors of Issuer

Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: August 2, 2010

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, and Osmium Spartan, LP

Page 9 of 10 pages

EXHIBIT INDEX

Exhibit 3	Letter dated August 2, 2010 to Board of Directors of Issuer

Page 10 of 10 pages